January 18, 2011

VIA FACSIMILE
(202) 772-9210

Stephen Krikorian
Accounting Branch Chief
Mark P. Schuman
Legal Branch Chief

U.S. Securities and Exchange Commission
10 F Street, N.E.
Washington, DC  20549

RE	NetSol Technologies, Inc.

Form 10-K for the fiscal year ended June 30, 2010
Filed on September 10, 2010
Form 10-K/A for the fiscal year ended June 30, 2010
Filed on September 14, 2010

Form 10-Q for the fiscal quarter ended September 30, 2010
Filed on November 12, 2010
File No. 000-22773

Dear Mr.  Krikorian and Mr. Schuman,

We are in receipt of your comment letter dated January 13, 2011.  We note that you have requested a response to the letter within 10 business days of receipt.   Executives important to our response will be traveling out of the country within the next two weeks making a timely response difficult.  Accordingly, we request an extension of time to respond to the comment letter to February 4, 2011.

Thank you for your attention to this matter.  Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/Patti L. W. McGlasson

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

cc:  Najeeb Ghauri, CEO NetSol Technologies, Inc.
Morgan Youngwood, Christine David, Evan Jacobson, U.S. SEC